================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)




                               PRIZE ENERGY CORP.

                                (Name of Issuer)




                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)




                                    74267L106

                                 (CUSIP Number)




                                 MARK L. WITHROW
                        PIONEER NATURAL RESOURCES COMPANY
                            1400 WILLIAMS SQUARE WEST
                             5205 N. O'CONNOR BLVD.
                               IRVING, TEXAS 75039


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)




                                 MARCH 31, 2000

     (Date of Event which Requires Filing of this Statement on Schedule 13D)



================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                     Pioneer Natural Resources USA, Inc.              752516853
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group             (a) [   ]
                                                                      (b) [   ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                  OO (a)
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                    [   ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                    7    Sole Voting Power             2,637,715
  Number of Shares Beneficially     --------------------------------------------
                                    8    Shared Voting Power                   0
     Owned by Each Reporting        --------------------------------------------
                                    9    Sole Dispositive Power        2,637,715
           Person With              --------------------------------------------
                                    10   Shared Dispositive Power              0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person  2,637,715
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                19.9%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             CO
--------------------------------------------------------------------------------
(a)      See Item 3.

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                     Pioneer Natural Resources Company                 752702753
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group              (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                  OO (a)
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [  ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                    7    Sole Voting Power             2,637,715
  Number of Shares Beneficially     --------------------------------------------
                                    8    Shared Voting Power                   0
     Owned by Each Reporting        --------------------------------------------
                                    9    Sole Dispositive Power        2,637,715
           Person With              --------------------------------------------
                                    10   Shared Dispositive Power              0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person  2,637,715
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                19.9%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             CO
--------------------------------------------------------------------------------
(a)      See Item 3.

     This Amendment No. 1 to Schedule 13D is filed by Pioneer Natural Resources USA, Inc., a Delaware corporation ("Pioneer USA"), and Pioneer Natural Resources Company, a Delaware corporation ("Pioneer"). Pioneer USA and Pioneer are collectively referred to herein as "Reporting Persons."

     This Amendment No. 1 amends and restates Items 4, 5, 6, and 7 contained in the Schedule 13D dated February 8, 2000, and filed by each of the Reporting Persons (the "Prior Filing"). Items 1, 2 and 3 of the Prior Filing remain unchanged.

ITEM 4. PURPOSE OF THE TRANSACTION.

     On March 28, 2000, Pioneer USA entered into a Stock Purchase Agreement (the "Purchase Agreement") with Prize Energy Corp. ("Issuer") whereby effective as of March 31, 2000 (the "Effective Date") the following occurred: (i) Pioneer USA converted 3,984,197 shares of Series A 6% Convertible Preferred Stock of Issuer into 3,984,197 shares of common stock of Issuer, par value $0.01 per share ("Common Stock"); (ii) Issuer purchased 1,346,482 shares of Common Stock from Pioneer USA immediately upon such conversion; (iii) Issuer paid Pioneer USA a cash dividend of $458,514 in lieu of the payment-in-kind dividend that otherwise would have been due; (iv) Pioneer USA relinquished all of its rights under that certain Voting and Shareholders Agreement, dated as of February 8, 2000, by and among Pioneer USA, Issuer, and certain other Stockholders of Issuer (the "Voting and Shareholders Agreement"), including Pioneer USA's right to designate two directors of Issuer; and (v) Pioneer USA and Issuer agreed to terminate that certain Joint Participation Agreement, dated as of June 29, 1999, by and between Pioneer USA and Issuer, as assignee of such agreement (the "Joint Participation Agreement"), which provided in part for Pioneer USA's right to participate in certain future prospects of Issuer. In addition, effective as of the Effective Date, Pioneer USA's two representatives on Issuer's board of directors resigned as directors of the Issuer.

     The foregoing summary of the terms of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b). Each Reporting Person is the beneficial owner of 2,637,715 shares of Common Stock, or 19.9% of the outstanding shares of Common Stock. Each Reporting Person has the sole power to vote and dispose of the shares.

     (c) and (d). On March 28, 2000, Pioneer USA agreed to sell 1,346,482 shares of Common Stock to the Issuer for an amount equal to $13.50 per share, for a total purchase price of $18,177,507. Such sale became effective as of the Effective Date. On the Effective Date, Issuer paid Pioneer USA a cash dividend of $458,514 in lieu of the payment-in-kind dividend that otherwise would have been due. None of the executive officers or directors of either of the Reporting Persons effected any transactions in Common Stock during the past 60 days, and no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Common Stock owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     All of the rights and obligations of the Reporting Persons under the Voting and Shareholders Agreement were terminated as of the Effective Date.

     The Reporting Persons are not party to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1: Voting and Shareholders Agreement dated as of February 8, 2000 between Prize Energy Corp. and its stockholders.*


Exhibit 10.2: Stock Purchase Agreement dated as of March 28, 2000, by and between Prize Energy Corp. and Pioneer Natural Resources USA,
              Inc.**

Exhibit 99.1: Joint Filing Statement dated February 18, 2000 among Reporting
              Persons.*

Exhibit 99.2: Joint Filing Statement dated April 6, 2000 among Reporting
              Persons.**

-------------

*Previously filed.
**Filed herewith.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2000                    PIONEER NATURAL RESOURCES COMPANY



                                        By: /s/ Mark L. Withrow
                                           --------------------------------
                                        Name:   Mark L. Withrow
                                        Title:  Executive Vice President


Dated: April 6, 2000                    PIONEER NATURAL RESOURCES USA, INC.



                                        By: /s/ Mark L. Withrow
                                           --------------------------------
                                        Name:   Mark L. Withrow
                                        Title:  Executive Vice President

                                  EXHIBIT INDEX

Exhibit
   No.                     Description
-------                    -----------
10.1                       Voting and Shareholders Agreement dated as of
                           February 8, 2000 between Prize Energy Corp. and its
                           stockholders.*

10.2 Stock Purchase Agreement dated as of March 28, 2000, by and between Prize Energy Corp. and Pioneer Natural
                           Resources USA, Inc.**

99.1 Joint Filing Statement dated February 18, 2000 among the Reporting Persons.*

99.2                       Joint Filing Statement dated April 6, 2000 among the
                           Reporting Persons.**

-----------
*Previously filed.
**Filed herewith.